SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated August 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 1, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Stock code: 0008)

Announcement

PCCW Limited (the “Company”) notes certain articles which appeared in today’s newspapers about the proposed acquisition of interest in the Company’s wholly-owned subsidiary PCCW-HKT Telephone Limited by China Network Communications Group Corporation (“China Netcom”).

The Company wishes to confirm that the discussions with China Netcom are at an advanced stage but no definitive agreement or letter of intent has yet been signed by the parties and there can be no assurance that any such agreement or letter of intent will be signed.

The Company notes certain articles which appeared in today’s newspapers which reported that China Netcom is planning to acquire a 50% interest in the Company’s wholly-owned subsidiary PCCW-HKT Telephone Limited for a cash consideration of approximately HK$30 billion. Such articles further allege that the proposed transaction is expected to be formally announced by the end of September 2004.

Further to the Company’s announcements dated May 18, 2004, June 10, 2004 and July 12, 2004, the Company wishes to confirm that the discussions with China Netcom are at an advanced stage but no definitive agreement or letter of intent has yet been signed by the parties and there can be no assurance that any such agreement or letter of intent will be signed. The Company is not aware of the source of such press articles. Further announcement(s) with regard to these discussions will be made as and when appropriate.

The Company also confirms that, save as referred to above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules. Also, neither the Company nor the Board is aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

By Order of the Board
Hubert Chak
Company Secretary
Hong Kong, August 23, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Michael John Butcher;
Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta